Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Commission File No.: 000-12771

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Welcome to the SAIC Capital Restructuring and Initial Public Offering web site.

SAIC has announced that it intends to conduct an initial public offering (IPO) and a capital restructuring (merger). The capital restructuring is expected to close shortly before the IPO, and will require the approval of SAIC’s stockholders.

SAIC is committed to providing its stockholders and employees with information regarding these proposed transactions. The purpose of this website is to provide information and resources to help answer your questions.

Thank you for your continued support.

Limitations on Communications

Since SAIC has decided to pursue an IPO, the company is in what is called a “quiet period,” which means that there are legal restrictions imposed on the communications the company can make both internally and externally. The quiet period is divided into three phases, including the period prior to filing a registration statement for the IPO, the waiting period until the registration statement is declared effective by the U.S. Securities and Exchange Commission (SEC) and the post-effective period which extends until about one month after the completion of the IPO. During the quiet period, any discussion of the IPO and related matters is limited to information contained in documents that the company has filed with the SEC. The SEC also regulates the communications we make to our stockholders regarding the merger and the other proposals to be considered at our special meeting of stockholders.

What’s New
01 SEPT 2005 SAIC Capital Restructuring and Initial Public Offering (IPO) web site launched.

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc.,
without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by
Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation,
10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General
Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

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SAIC Capital Restructuring & Initial Public Offering (IPO)

SAIC Capital Restructuring & IPO

Letter from Ken Dahlberg September 1, 2005
Bottom of Form Navigate This Site Letter from Ken Dahlberg Press Release SEC Filings Questions & Answers Submit a Question Who to Contact/Resources

Dear Fellow Employees and Stockholders,

As I reported to you in June, your senior management team and Board of Directors have been thoroughly reviewing various capital structure alternatives to determine the best business model to enable the company to execute our vision and long-term strategy. Over the past five years, we have used more than $2.5 billion of cash to balance our stock system. We have maintained excess cash to address the ongoing imbalance and projected that this imbalance would have continued for the foreseeable future. We should be using our cash on hand and cash flows from operations to fund our organic growth as well as strategic acquisitions. We deliberated and weighed the risks and potential rewards of each option – paying particular attention to the potential impact of each alternative on our culture, cash needs for our stock system, ability to implement our strategy, our desire to remain independent and our continued focus on maintaining an environment where entrepreneurism flourishes.

Trade Date Information Comparison of Benefits Questions/Feedback See the Who to Contact/Resources page for contact information and hotline listings.

One option, an initial public offering (IPO), stood out as best satisfying all of our needs. As part of our review, we visited or studied a number of companies that have transformed from private, employee-owned companies into public ones with significant employee ownership to determine the impact the transition had on their culture. Those findings – as well as the results of the task team I chartered to affirm the true values of our company – led me, our senior leadership team and the Board to conclude that an IPO can allow us to sustain our culture – but only if all of us preserve, honor and respect our heritage and hold constant the truly intrinsic values of our culture. These are core, fundamental and everlasting, no matter what capital structure we adopt; if we integrate our values of ethics and integrity, significant employee ownership, technical excellence, customer satisfaction, entrepreneurial spirit, empowerment, pride and long-term perspective into our approach to our markets, customers, employees, strategy and reward system, then they will continue to be real, vibrant and everlasting.

We believe the IPO option provides several key attributes:

•      An IPO will preserve future operating cash flows to be used to implement our vision and strategy of organic and acquisitive growth rather than balance our stock system.

•      An IPO will provide us with a public currency to pursue acquisitions that otherwise might not be available to us. Of course, we will continue our disciplined approach to internal investments and acquisitions that support our strategic growth plans.

•      An IPO will offer SAIC stockholders greater liquidity for their shares should they desire to diversify their holdings.

Following the IPO, SAIC will remain predominately owned by existing stockholders. Further, we intend to continue programs for sharing ownership among those employees who contribute to our success, and we will continue to attract, motivate and retain our employees through equity incentives and cash-based rewards.

Next Steps in the IPO Process

As a first step in the process of becoming a publicly traded company, we filed legal documents today with the Securities and Exchange Commission (SEC). These documents consist of a Form S-1 registration statement, which includes a prospectus, and a Form S-4 registration statement, which includes a proxy statement/prospectus. These documents are in preliminary form and are subject to future amendment. I encourage you to review the final versions of these documents carefully. The preliminary versions of these documents are and the final versions will be available on the SEC’s website at www.sec.gov. We will post a link on our website to the filings on the SEC’s website. Once the relevant documents have been declared effective by the SEC, we will distribute information to stockholders of record and hold a special stockholders meeting to vote on the transaction. While it is difficult to predict when the entire process will be completed, if approved by our stockholders, we expect that the IPO will occur early next year.

Please bear in mind that since we decided to pursue an IPO, our company is in a so-called “quiet period” that places legal limits on what it can say. This quiet period lasts until about a month after the IPO. This means that any comment about the IPO and related matters by any SAIC employee outside of the contents of legal filings – even internally – generally is prohibited by the SEC. In addition, I would remind you that our media policy allows only specifically authorized SAIC employees to speak to the media. I can’t overemphasize the importance of these quiet period limitations for the protection of the company and its stockholders, and this policy must be strictly observed throughout this process.

Limited Market Trade / Lockup Periods
The next limited market trade will be the last one prior to the IPO, so you must keep this in mind in assessing your financial needs during this period. In addition, immediately following the IPO, your shares will be subject to temporary trading restrictions that will be released incrementally over the course of one year. These lockup periods, which for some companies have lasted as long as two years, are typical in these situations. Over the long-term, however, we believe our stockholders will enjoy greater liquidity in the public markets, where shares trade every day rather than four times per year. To provide our stockholders with additional time to assess their financial needs before the limited market trade, our Board of Directors decided to postpone the September trade by three weeks until October 14th. To help address any hardships this trade delay may cause, we will purchase stock from stockholders with qualifying hardships pursuant to our existing Financial Hardships Policy.

Special Dividend

Again, we are pursuing an IPO to achieve greater financial flexibility and stability for our stock system, so raising capital is not the primary goal of our IPO. The offering size is primarily driven by the need to issue enough shares to create an effective market in our stock. Therefore, we plan to use a substantial portion of the IPO proceeds to pay a special dividend to our stockholders of record prior to the IPO. Given our already comfortable cash position, we believe that paying a special dividend is the most efficient and fairest way to use the IPO proceeds.

Questions and Answers

I know you will have questions about this process. As a first step, I recommend that you carefully review our filings posted on the SEC’s website. The Form S-4 registration statement contains an extensive Q&A, which will provide answers to some of your questions. If the documents we filed do not answer your specific questions, I encourage you to visit the SAIC Capital Restructuring and Initial Public Offering webpage (on our employee intranet at https://issaic.saic.com/saic-ipo or on our public website at http://www.saic.com/saic-ipo) or call the SAIC Capital Restructuring and Initial Public Offering Call Center at (866) 676-4357 or, for National Capital Region or international callers, (703) 676-6200 between 8:00am and 8:00pm, eastern time, Monday through Friday.

Because we are in the quiet period, we won’t be responding to emails individually. However, we will continue to distribute information to address questions.

As we move forward it is critically important that we continue to execute on our business plan successfully and build on our position as an industry leader and a mission-critical partner to our customers. This is an exciting time in SAIC’s history, and I’m looking forward to working with all of you to build a great future.

Sincerely,

/s/ Ken Dahlberg

Kenneth C. Dahlberg

Chairman of the Board and Chief Executive Officer

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International

Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

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SAIC Capital Restructuring & Initial Public Offering (IPO)

SAIC Capital Restructuring & IPO

Bottom of Form Navigate This Site Letter from Ken Dahlberg Press Release SEC Filings Questions & Answers Submit a Question Who to Contact/Resources

Press Release

FOR IMMEDIATE RELEASE

September 1, 2005

SAIC Plans to Offer Shares to the Public

(SAN DIEGO) - Science Applications International Corporation (SAIC) today announced that its Board of Directors has decided to conduct an initial public offering of common stock. The number of shares to be offered and the price range of the proposed offering have not yet been determined. SAIC expects the initial public offering to commence in early 2006.

All or substantially all of the net proceeds from the initial public offering will be used to pay a special dividend to SAIC’s stockholders of record prior to the initial public offering. The principal purpose of the initial public offering is to better enable SAIC to use its cash and cash flows from operations to fund organic growth and growth through acquisitions, as well as to provide SAIC with publicly-traded stock that it can use for future acquisitions. Creating a publicly-traded stock also

Trade Date Information Comparison of Benefits	eliminates the need for SAIC to use its cash to provide liquidity to its stockholders through its internal stock market.
Questions/Feedback See the Who to Contact/Resources page for contact information and hotline listings.

SAIC has filed a registration statement with the Securities and Exchange Commission (SEC) related to the initial public offering. To facilitate the initial public offering, SAIC has also filed a registration statement with the SEC concerning a proposed capital restructuring through which SAIC will form a parent company, SAIC, Inc., and SAIC’s current stockholders will become stockholders of the parent company. A merger to effect the capital restructuring is expected to close shortly before the closing of the initial public offering, and will require the approval of SAIC’s stockholders.

In the capital restructuring, each outstanding share of SAIC class A common stock will be converted into the right to receive two shares of class A preferred stock of SAIC, Inc. and each outstanding share of SAIC class B common stock will be converted into the right to receive 40 shares of class A preferred stock of SAIC, Inc. Common stock of SAIC, Inc. will be offered in the proposed initial public offering.

Each share of class A preferred stock will be convertible into one share of the publicly-traded common stock of SAIC, Inc. The class A preferred stock will be entitled to 10 votes per share, and the common stock will be entitled to one vote per share. The class A preferred stock will be subject to transfer restrictions that will expire in four stages during the twelve-month period after the proposed initial public offering. Other than the voting rights and transfer restrictions, the terms of the class A preferred stock and common stock will be the same.

Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. are serving as joint book-running managers for the initial public offering. The initial public offering will be made only by means of a prospectus.

About SAIC

SAIC is a leading provider of scientific, engineering, systems integration and technical services and solutions to the U.S. Government and selected commercial markets. From science to solutions™, SAIC engineers and scientists solve complex technical problems in national security, intelligence, homeland security, energy, the environment, space, telecommunications, health care, and logistics. SAIC has more than 43,000 employees at offices in more than 150 cities worldwide.

Additional Information and Where to Find It

A registration statement on Form S-1 relating to the offering of common stock of SAIC, Inc. has been filed with the SEC, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

Forward-looking Statements

This press release may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this press release. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

Press/Public Relations Contacts:
Ben Haddad, San Diego 858/826-6484 benjamin.a.haddad@saic.com	Connie Custer, Washington 703/676-6533 constance.a.custer@saic.com
Ron Zollars, San Diego 858/826-7896 zollarsr@saic.com

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SAIC Capital Restructuring & Initial Public Offering (IPO)

SAIC Capital Restructuring & IPO

Bottom of Form Navigate This Site Letter from Ken Dahlberg Press Release SEC Filings Questions & Answers Submit a Question Who to Contact/Resources

SEC Filings

In connection with the merger and the IPO, Science Applications International Corporation (SAIC) and SAIC, Inc. have made, and will be required to make, filings with the U.S. Securities and Exchange Commission (SEC), including the proxy statement/prospectus contained in the registration statement on Form S-4 of SAIC, Inc. concerning the merger and related proposals.

Access a free copy of any filings containing information about SAIC and SAIC, Inc. at the SEC web site.

Please keep in mind that the current documents are in preliminary form and are subject to future change and amendment. We encourage you to review the final versions of these documents carefully. The preliminary versions of the documents are, and the final versions will be, available at the SEC’s website.

•      Science Applications International Corporation’s Filings (www.sec.gov)

•      SAIC, Inc.’s Filings (www.sec.gov)

Trade Date Information Comparison of Benefits Questions/Feedback See the Who to Contact/Resources page for contact information and hotline listings.

Searching for Documents on the SEC Web Site

1.      Go to the SEC home page at www.sec.gov.

2.      Click on the link “Search for Company Filings” under the blue and white heading “Filing & Forms (EDGAR)”, which will take you to the Search the EDGAR Database page.

3.      Click on the link “Companies & Other Filers” under the blue heading “General-Purpose Searches” on the Search the EDGAR Database page, which will take you to the EDGAR Company Search page.

4.      In the “CIK or Ticker Symbol” field on the EDGAR Company Search page, type in the CIK number of the company whose filings you would like to retrieve and click on the “Find Companies” button.

5.      Alternatively, you can type in the company name in the “Company name” field.

         For example, if you would like to find filings made by SAIC, Inc., including the registration statement on Form S-4, type “00001336920” in the “CIK or Ticker Symbol” field and click on the “Find Companies” button, which will bring up all of SAIC, Inc.’s documents filed with the SEC.

         If you would like to find filings made by SAIC, type “000353394” in the “CIK or Ticker Symbol” field and click on the “Find Companies” button, which will bring up all of SAIC’s documents filed with the SEC.

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SAIC Capital Restructuring & Initial Public Offering (IPO) SAIC Capital Restructuring & IPO
Bottom of Form Navigate This Site Letter from Ken Dahlberg Press Release SEC Filings Questions & Answers Submit a Question Who to Contact/Resources Trade Date Information Comparison of Benefits

Supplemental Questions & Answers

The following questions and answers are provided for your convenience and briefly address some commonly asked questions about (i) our proposed merger, initial public offering and special dividend, (ii) our plan to reschedule our September limited market trade and (iii) the effect of these proposed transactions on our employee benefit and retirement plans. In this Supplemental Q&A, we use the terms “SAIC,” “we,” “us” and “our” to refer to Science Applications International Corporation or SAIC, Inc. when the distinction between the two companies is not important. When the distinction is important to the discussion, we use the term “Old SAIC” to refer to Science Applications International Corporation and “New SAIC” to refer to SAIC, Inc. In addition, we sometimes refer to the common stock of Science Applications International Corporation as “Old SAIC common stock,” and when the distinction is important, “class A common stock” and “class B common stock.” We also sometimes refer to the class A preferred stock of SAIC, Inc. as “new class A preferred stock” and to the common stock of SAIC, Inc. as “new common stock.”

Questions/Feedback See the Who to Contact/Resources page for contact information and hotline listings.

Merger, Initial Public Offering and Special Dividend

Overview of the Transactions

•      Q1. What transactions do we intend to complete?

•      Q2. Why are we pursuing these transactions?

•      Q3. Why are we pursuing these transactions now?

•      Q4. Did we consider any other options besides the IPO?

•      Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

•      Q6. How will the merger and the IPO affect our corporate structure?

•      Q7. Will our new corporate structure affect the way we conduct business?

•      Q8. How long will it take to complete the proposed transactions?

•      Q9. Will New SAIC essentially be the same company after we have outside investors?

•      Q10. Will our relationships with customers, suppliers and employees change?

•      Q11. Will our executive officers or the members of our board of directors change?

•      Q12. Does management still think employee ownership is important?

The Merger

•      Q13. What does the merger entail and why are we merging with one of our subsidiaries?

•      Q14. What will I be entitled to receive in the merger?

•      Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

•      Q16. Why are there two classes of Old SAIC common stock and why do the holders of class B common stock receive more shares than the holders of the class A common stock?

•      Q17. What are the tax consequences of the merger?

•      Q18. Do I have appraisal rights?

•      Q19. What happens if the stockholders do not adopt the merger agreement?

•      Q20. Can our board of directors abandon the merger and other transactions even if stockholder approval is obtained?

The Initial Public Offering

•      Q21. What is an IPO?

•      Q22. How and when will we complete our IPO?

•      Q23. How will the IPO price be determined?

•      Q24. Where will the new common stock be traded?

•      Q25. How much stock are we selling to the public?

•      Q26. How was the size of the IPO determined?

•      Q27. What are the risks to my investment associated with the IPO?

•      Q28. Who do we expect will buy shares in the IPO

•      Q29. Will there be a “friends and family” program under which I can buy shares in the IPO?

•      Q30. What will we do with the proceeds from the IPO?

The Special Dividend

•      Q31. What is a dividend?

•      Q32. Why do we plan to pay a special dividend?

•      Q33. What is the amount of the special dividend?

•      Q34. How will the amount of the dividend be determined?

•      Q35. When will the special dividend be paid?

•      Q36. What are the tax consequences of the special dividend?

•      Q37. What will our dividend policy be after the IPO?

The New Class A Preferred Stock

•      Q38. What are the differences between the new class A preferred stock and the new common stock?

•      Q39. Why do the public investors receive a different class of stock than our existing stockholders?

•      Q40. What must I do to get my new class A preferred stock?

•      Q41. What will happen to our right of first refusal and right to repurchase your stock?

•      Q42. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

•      Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

Transfer Restrictions

•      Q44. Will I be able to sell or transfer my new class A preferred stock immediately?

•      Q45. Who is a “permitted transferee”?

•      Q46. Why will the sale of my stock be restricted?

•      Q47. What additional transfer restrictions apply to our directors and executive officers?

•      Q48. Will I be permitted to enter into a hedging transaction to avoid the risk of my new class A preferred stock?

Stock Transactions

•      Q49. Can I buy or sell shares in the limited market before the completion of the IPO?

•      Q50. Will Bull, Inc. continue to maintain a limited market after the IPO?

•      Q51. After the IPO, how can I sell my shares of new class A preferred stock? What will be the price?

•      Q52. Will I be able to buy more shares in the public market?

New SAIC’s Charter Documents
•	Q53. How will New SAIC’s restated certificate of incorporation be different from our current certificate of incorporation?
•	Q54. How will New SAIC’s restated bylaws be different from our current bylaws?
Rescheduling of Limited Market Trade
•	Q55. When will the next limited market trade take place? Did we change any of our normal stock trade procedures
•	Q56. When will the next retirement plans transactions take place? Did we change any of our normal procedures for retirement plans transactions?
•	Q57. Will we conduct a limited market trade in December? Do we plan to conduct any more limited market trades before the IPO?
•	Q58. Why did we decide to delay the limited market trade scheduled for September?
•	Q59. Why do we plan to cancel the limited market trade scheduled for December?
•	Q60. I planned to use funds from selling stock in the September limited market trade for an extraordinary financial commitment. What should I do if I can’t wait until the October limited market trade for the funds?
•	Q61. How will the merger and the IPO impact pending offers to receive options matched to shares purchased in the limited market?
•	Q62. When was the deadline for requesting authorization to purchase more than $20,000 in the October limited market trade?
Employee Benefits
Overview of Employee Benefits
•	Q63. Will the merger or the IPO impact vesting schedules for my outstanding stock and options?
•	Q64. Will the special dividend be paid on unvested shares?

•	Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?
•	Q66. Will we continue to grant options under the 1999 Stock Incentive Plan?
•	Q67. Will we continue to offer matching option programs after the merger and the IPO?
•	Q68. Can our retirement plans buy or sell stock before the IPO?
•	Q69. After the merger, can I use my new class A preferred stock to pay the tax withholding related to any stock bonus I receive?
•	Q70. After the merger, can I use my new class A preferred stock to pay the exercise price and tax withholding due when I exercise my stock options?
•	Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights?
Valuation and Stock Pricing
•	Q72. When and how will we determine the price for the class A common stock for the October limited market trade?
•	Q73. When and how will we determine the price for the class A common stock for pre-IPO transactions with SAIC retirement plans in December?
•	Q74. After the IPO, how will we determine the price for the new class A preferred stock?
The Special Dividend
•	Q75. How will the special dividend affect the value of my stock?
•	Q76. How will the special dividend affect my outstanding stock options?
•	Q77. What will happen to my unexercised stock options if my employment or affiliation terminates?
•	Q78. Will the merger or the IPO change how I exercise my stock options?
•	Q79. How will I know the stock price of the class A common stock if I decide to exercise my options before the merger and the IPO?

•	Q80. What transfer restrictions will apply to the new class A preferred stock I acquire if I exercise my stock options after the merger and the IPO?
•	Q81. Will the transfer restrictions prevent SAIC from continuing its Financial Hardship Policy?
•	Q82. Now that I’ve been advised of the merger and the IPO, can I change my mind and unwind a previous option exercise? Can I cancel a current option exercise transaction if it hasn’t been processed yet?
Employee Stock Purchase Plan (ESPP)
•	Q83. How will the merger and the IPO impact the 2004 ESPP?
•	Q84. What will happen to funds accumulated in the 2004 ESPP after the last purchase under the plan?
•	Q85. What will be the purchase price of the new class A preferred stock under the 2006 ESPP?
•	The Employee Stock Retirement Plan (ESRP) Q86. Will we continue to make annual contributions to the ESRP after the merger and the IPO?
•	Q87. How will the special dividend be treated under the ESRP?
•	Q88. Will transfer restrictions on the new class A preferred stock prohibit me from diversifying my ESRP account after the merger and the IPO? q88
•	Q89. When can you diversify non-exchangeable stock in the ESRP? As a result of the merger and the IPO, are we considering any changes to our policies concerning the exchangeability of SAIC stock held in the Non-Exchangeable Company Stock Fund?
•	Q90. Can I still take an in-kind distribution from the ESRP? Will the distribution be in new class A preferred stock?
•	Q91. If I have taken a distribution of shares from the ESRP and those shares are eligible for the “put” option under the ESRP (i.e., the right to require us to repurchase those shares), will we repurchase these shares?

•	Q92. Can I still request loans, hardship withdrawals or distributions from the ESRP before the merger and the IPO?
The SAIC 401(k) Plan
•	Q93. Will we continue matching and profit sharing contributions to the SAIC 401(k) plan?
•	Q94. How will the SAIC 401(k) plan treat the special dividend?
•	Q95. Will the transfer restrictions on the new class A preferred stock prohibit me from reallocating investments in my SAIC 401(k) plan account after the merger and the IPO?
•	Q96. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?
•	Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?
The AMSEC 401(k) Plan
•	Q98. Will AMSEC continue matching contributions to the AMSEC 401(k) plan after the merger and the IPO?
•	Q99. How will the AMSEC 401(k) plan treat the special dividend?
•	Q100. Will the transfer restrictions on the new class A preferred stock prohibit me from exchanging funds in my AMSEC 401(k) Exchangeable Company Stock Fund after the IPO?
•	Q101. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?
•	Q102. Can I still request loans, hardship withdrawals or distributions from the AMSEC 401(k) plan before the merger and the IPO? What about during the transfer restrictions on the new class A preferred stock?

The Telcordia 401(k) Plan
•	Q103. How will the special dividend impact the Telcordia 401(k) plan?
The Non-Qualified Stock Deferral Programs
•	Q104. How will the special dividend impact the stock deferral plans?
Pending Repurchase Transactions
•	Q105. If my affiliation with SAIC terminated earlier this year, and you’ve repurchased some but not all of my shares, will you repurchase my remaining shares?
•	Q106. If my affiliation with SAIC has terminated or is terminating, how will I know if you will repurchase my stock?
Administration Matters
•	Q107. Will SAIC continue to act as its own transfer agent?
•	Q108. Should I convert my certificate-bearing account to book-entry form before the merger and the IPO?
•	Q109. Will I need to open an account at a new brokerage firm after the merger and the IPO?
•	Q110. Will I need to pay a commission for stock transactions after the merger and the IPO?
•	Q111. Will I still have an opportunity to transfer my shares of class A or class B common stock as part of my charitable giving and estate planning prior to the merger and the IPO?
•	Q112. How will the merger and the IPO affect me if I previously pledged my shares of class A or class B common stock to collateralize a loan?
•	Q113. What happens if you have an outstanding loan under our stock purchase loan program?

•	Q114. How do I determine the tax basis of my shares of class A and class B common stock of Old SAIC?
•	Q115. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?
•	Q116. Will there be anyone at SAIC who is available to talk to me or my financial advisor about how the merger and the IPO will impact my existing stock and option holdings?
•	Q117. After the merger and the IPO, will I or my financial advisor be able to speak with someone at SAIC about my directly held stock?
•	Q118. Will you need to sign replacement stock option or stock restriction agreements as a result of the merger and the IPO?
•	Q119. Will we make commemorative stock certificates available to our stockholders before or after the IPO?
Merger, Initial Public Offering and Special Dividend Overview of the Transactions Q1. What transactions do we intend to complete? A. We intend to complete the following transactions:

•	a merger pursuant to which Old SAIC will become a wholly-owned subsidiary of New SAIC, and each share of outstanding class A common stock will be converted into the right to receive two shares of class A preferred stock of New SAIC and each share of outstanding class B common stock will be converted into the right to receive 40 shares of class A preferred stock of New SAIC
•	an initial public offering, or IPO, of new common stock of New SAIC through which we will raise cash from outside investors
•	special dividend through which we will distribute all or substantially all of the net proceeds of the IPO to our current stockholders

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Q2. Why are we pursuing these transactions?

A. We are pursuing these transactions because, after a review of our options, we have determined that an IPO will best address our long-term objectives. The merger is a necessary step for us to take in order to effect our IPO. The IPO will provide us with greater financial flexibility to grow our business. We also believe these transactions enable us to implement our vision and long-term strategy while preserving our core values, and focus on providing an environment where our employees’ entrepreneurial spirit can flourish. Specifically, we believe the IPO option makes the most sense because it will:

• Enable us to use our cash and cash flows generated from operations to fund organic growth and growth through acquisitions. Creating a public market for our common stock eliminates the need to use our cash to balance our stock system. Over the past five years, we have used more than $2.5 billion of cash to repurchase our shares in the stock system and have maintained excess cash to address the ongoing stock system imbalance. We expect that a significant stock system imbalance would have continued for the foreseeable future without the IPO.
•

Provide us with the ability to use our publicly-traded common stock to pursue stock-based acquisitions that otherwise might not be available to us. We intend to continue our disciplined approach to internal investments and acquisitions that support our strategic growth plans.

Our board of directors has carefully studied this question and unanimously believes that creating a publicly traded stock is in the best interests of SAIC and our stockholders and employees.

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Q3. Why are we pursuing these transactions now?

A. Our senior management and board of directors have determined that our stockholders will be best served by conducting an IPO while the business environment is favorable and our business operations and our balance sheet are strong. If the imbalance in our stock system were to continue, we might be unable to make the necessary investments to support our organic growth and growth through acquisitions.

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Q4. Did we consider any other options besides the IPO?

A. Yes. As we outlined in a letter to employees dated June 6, 2005, our senior management and board of directors reviewed various alternatives that would enable us to preserve our culture, implement our vision and long-term strategy and address the stock system imbalance. After reviewing our options-including seeking private equity capital, issuing additional long-term debt and various means for increasing employee purchases of our common stock-we have determined that an IPO will best address our needs.

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Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

A. We informed our employees and stockholders in June 2005 that our board of directors was conducting a review of strategic alternatives, including a possible IPO, that would best position us for long-term success. Once our board of directors authorized management to pursue the IPO, the federal securities laws restricted us from providing information about the proposed merger and IPO until the required filings could be made with the SEC-the so-called “quiet period.”

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Q6. How will the merger and the IPO affect our corporate structure?

A. Old SAIC will become a wholly-owned subsidiary of New SAIC, a newly formed company that is named “SAIC, Inc.” The stockholders of Old SAIC and the investors purchasing stock in the IPO will become the stockholders of New SAIC.

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Q7. Will our new corporate structure affect the way we conduct business?

A. The merger and the new corporate structure are necessary for us to complete our IPO. They will not affect our day-to-day business operations, the way we conduct business with our customers or the way we interact with our employees.

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Q8. How long will it take to complete the proposed transactions?

A. It is difficult to predict, but it depends to a great extent on the SEC’s review of this and other documents related to the merger and the IPO. Typically in transactions of this type, the SEC will review the filings made by the company and make comments before the proxy statement/prospectus for the special meeting of stockholders and the prospectus for the IPO can be finalized. We hope to hold the special meeting of stockholders toward the end of this calendar year and to complete the IPO early next calendar year.

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Q9. Will New SAIC essentially be the same company after we have outside investors?

A. We believe that much of our success can be attributed to our culture of employee ownership and the entrepreneurial spirit and commitment to growing our business it inspires in our employee owners. We do not believe the IPO will change those important aspects of our culture. We expect to sell in the IPO a number of shares that will be sufficient to create a public trading market in our new common stock with satisfactory liquidity. After the IPO, New SAIC will remain predominantly owned by the existing stockholders. Immediately after the IPO, new class A preferred stock will constitute from 80% to 90% of our outstanding capital stock and substantially all of our voting power. In addition, we will be issuing additional shares of new class A preferred stock in the future to our employees, directors and consultants pursuant to our benefit plans.

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Q10. Will our relationships with customers, suppliers and employees change?

A. No. A key to our success will continue to be the strong relationships that we maintain with each of these groups and we do not anticipate any changes to these relationships.

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Q11. Will our executive officers or the members of our board of directors change?

A. No. We do not anticipate any changes to our executive officers or board of directors in connection with these transactions.

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Q12. Does management still think employee ownership is important?

A. Yes. We believe that stock ownership and our employee ownership culture motivate our employees to strive for our continued success and provide a mechanism for sharing the potential rewards. Following the IPO, we intend to continue providing opportunities to our employees to own our shares through bonuses in stock, stock options, stock contributions to our employee benefit plans and participation in employee stock plans. We also expect to continue our internal stock ownership guidelines.

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The Merger

Q13. What does the merger entail and why are we merging with one of our subsidiaries?

A. In the merger, a wholly-owned subsidiary of New SAIC will merge with and into Old SAIC, and Old SAIC will become a wholly-owned subsidiary of New SAIC. New SAIC’s restated certificate of incorporation will provide us with the capital structure we need to proceed with an IPO. Our board of directors concluded that the merger is the preferred method of achieving this structure.

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Q14. What will I be entitled to receive in the merger?

A. In the merger, each share of outstanding class A common stock will be converted into the right to receive two shares of new class A preferred stock and each share of outstanding class B common stock will be converted into the right to receive 40 shares of new class A preferred stock. Of the shares of new class A preferred stock you receive in the merger:

•      10 percent will be designated series A-1 preferred stock

•      30 percent will be designated series A-2 preferred stock

•      30 percent will be designated series A-3 preferred stock

•      30 percent will be designated series A-4 preferred stock

Any fractional share interests will be aggregated and allocated to a series of class A preferred stock.

For example, a stockholder holding 1,000 shares of class A common stock will be entitled to receive the following shares of new class A preferred stock in the merger:

•      200 shares of series A-1 preferred stock

•      600 shares of series A-2 preferred stock

•      600 shares of series A-3 preferred stock

•      600 shares of series A-4 preferred stock

A stockholder holding 1,000 shares of class B common stock will be entitled to receive the following shares of new class A preferred stock in the merger:

•      4,000 shares of series A-1 preferred stock

•      12,000 shares of series A-2 preferred stock

•      12,000 shares of series A-3 preferred stock

•      12,000 shares of series A-4 preferred stock

Except for the transfer restrictions that we describe below, each share of new class A preferred stock will be identical.

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Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

A. We established a two-for-one exchange ratio in the merger, which has the effect of implementing a two-for-one stock split. The purpose is to increase the number of shares of our capital stock outstanding prior to the IPO, which will decrease the per share value of our capital stock. The aggregate value of your shares will not be affected by the merger, although the value will fluctuate after the IPO. We believe that offering more shares of new common stock at a lower per share price will allow for an initial offering price of the new common stock within a range that is customary in today’s IPO marketplace and therefore will enhance the underwriters’ ability to market the shares to retail investors.

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Q16. Why are there two classes of Old SAIC common stock and why do the holders of class B common stock receive more shares than the holders of the class A common stock?

A. The holders of class B common stock are entitled to receive 20 times the number of shares to be received by the holders of class A common stock because, while the class A common stock was split 5 for 1 in 1987 and split again 4 for 1 in 1999, resulting in an overall 20 for 1 split, the class B common stock has not been split since it was initially issued. If the class B common stock had been split in 1987 and 1999 along with the class A common stock, there would be no difference in the number of shares which the holders of each of these classes would receive.

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Q17. What are the tax consequences of the merger?

A. The exchange of your class A and class B common stock for new class A preferred stock pursuant to the merger will generally not be taxable transactions for you for federal income tax purposes.

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Q18. Do I have appraisal rights?

A. Appraisal rights entitle, under certain circumstances, stockholders of Delaware corporations to receive a cash payment equal to the fair value of their shares as determined by the Delaware Court of Chancery. Record holders of Old SAIC class A common stock do not have appraisal rights in connection with the merger. Record holders of class B common stock who do not vote in favor of the merger proposal but otherwise do comply with the requirements and procedures of Section 262 of the General Corporation Law of the State of Delaware, or DGCL, have appraisal rights.

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Q19. What happens if the stockholders do not adopt the merger agreement?

A. If stockholder approval for the merger is not obtained, the merger and the IPO will not occur, and the special dividend will not be paid. If we are unable to complete the IPO, we will need to reassess how to satisfy the needs of our stock system and yet achieve our long-term strategic objectives. We may not be able to balance the stock system indefinitely.

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Q20. Can our board of directors abandon the merger and other transactions even if stockholder approval is obtained?

A. Yes. If prior to completion of the merger our board of directors decides that it is not in the best interests of the stockholders to proceed, the board can terminate the merger agreement and not proceed with the IPO and special dividend.

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The Initial Public Offering Q21. What is an IPO? A. An IPO, or initial public offering, is the first sale of stock by a company to the public in a transaction registered with the SEC. Top of Page

Q22. How and when will we complete our IPO?

A. As soon as our board of directors deems advisable after the merger agreement is approved and adopted by our stockholders and our registration statement is declared effective by the SEC, we will complete the merger and then sell shares of New SAIC common stock to the public in an IPO. If the merger agreement is not approved and adopted, the IPO will not occur and we will not pay the special dividend, which will be specifically conditioned upon completion of the IPO.

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Q23. How will the IPO price be determined?

A. The price of the new common stock in the IPO will be negotiated with the representatives of the underwriters, Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. Among
the factors considered in determining the IPO price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.
Thereafter, the new common stock will trade at prices that depend on a number of factors.
Our stock price may fluctuate based on these and other factors.

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Q24. Where will the new common stock be traded? A. We intend to apply for listing of the new common stock on the New York Stock Exchange under the symbol “SAI.” Top of Page

Q25. How much stock are we selling to the public?

A. In the IPO, we expect to sell a number of shares that will be sufficient to create a public trading market in our new common stock with satisfactory liquidity. After the IPO:

•      new class A preferred stock will constitute from 80% to 90% of our total outstanding capital stock and substantially all of our voting power

•      new common stock will constitute from 10% to 20% of our total outstanding capital stock

As a result, voting control of New SAIC will remain in the hands of current stockholders after we complete the merger and the IPO.

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Q26. How was the size of the IPO determined?

A. The size of the IPO, which was established by our board of directors and senior management in close coordination with our financial advisors, was determined based on the number of shares needed to create a public trading market in our stock with satisfactory liquidity.

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Q27. What are the risks to my investment associated with the IPO?

A. The price of our new common stock will be subject to the fluctuations in the stock market. Initially, there also will be restrictions on your ability to sell or transfer your new class A preferred stock that you are entitled to receive in the merger. In addition, your investment will continue to be subject to many of the same risks to which it is currently subject.

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Q28. Who do we expect will buy shares in the IPO?

A. We expect that retail and institutional investors, such as insurance companies, mutual funds and other financial institutions, who believe in our strategy, management and industry prospects will buy shares of our new common stock in the IPO.

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Q29. Will there be a “friends and family” program under which I can buy shares in the IPO?

A. No. It is not logistically practicable to offer a “friends and family” directed share program to all of our employees. We also believe that it would not be fair to offer such a program only to a select group of employees or executives. As a result, we will not be offering a “friends and family” program.

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Q30. What will we do with the proceeds from the IPO? A. We plan to use all or substantially all of the net proceeds of the IPO to pay a special dividend to current stockholders. Top of Page
Q30. What will we do with the proceeds from the IPO? A. We plan to use all or substantially all of the net proceeds of the IPO to pay a special dividend to current stockholders. Top of Page
The Special Dividend Q31. What is a dividend? A. Typically, a dividend is the distribution of cash, stock or other assets to a company’s stockholders. Top of Page

Q32. Why do we plan to pay a special dividend?

A. Raising capital is not the primary goal of the IPO. Therefore, we plan to use all or substantially all of the net proceeds of the IPO to pay a special cash dividend to current stockholders. Given our current strong cash position, we believe the special dividend is an efficient and fair way to use the IPO proceeds.

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Q33. What is the amount of the special dividend?

A:A. The dividend is expected to range from $4 to $5 per share of new class A preferred stock, which is the equivalent of a range from $8 to $10 per share of Old SAIC class A common stock and from $160 to $200 per share of Old SAIC class B common stock.

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Q34. How will the amount of the dividend be determined?

A. The amount of the special dividend will be determined by the board of directors, in consultation with our advisors, in order to distribute a significant amount of cash to our stockholders and yet retain sufficient capital to meet our future strategic needs.

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Q35. When will the special dividend be paid?

A. The board of directors of New SAIC intends to declare a special dividend that will be paid to the holders of new class A preferred stock as of the record date set by the board of directors. Payment will be conditioned upon completion of the IPO, and it is anticipated that the dividend will be paid within 25 days after the IPO.

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Q36. What are the tax consequences of the special dividend?

A. The special dividend will constitute a taxable dividend for federal income tax purposes to the extent it is paid from current or accumulated earnings and profits, as determined under federal income principles. Any dividends in excess of earnings and profits may be treated as a nontaxable return of capital or as a gain realized on the sale or disposition of your new class A preferred stock.

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Q37. What will our dividend policy be after the IPO?

A. We have never declared or paid dividends on our capital stock. We intend to pay to holders of new class A preferred stock a special dividend after the completion of the IPO. Other than the special dividend, we do not expect to pay any dividends on our capital stock in the foreseeable future and we currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on earnings, financial condition, operating results, capital requirements, applicable contractual restrictions and other factors our board of directors deems relevant.

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The New Class A Preferred Stock

Q38. What are the differences between the new class A preferred stock and the new common stock?

A. The terms of the new class A preferred stock and the new common stock will be the same, except that holders of the new class A preferred stock will be subject to certain transfer restrictions set forth below, will be entitled to convert their shares into new common stock after the expiration of the restriction periods and will be entitled to 10 votes per share, while the holders of the new common stock will have freely tradable stock and be entitled to one vote per share. The new class A preferred stock has no other preferences.

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Q39. Why do the public investors receive a different class of stock than our existing stockholders?

A. As part of an IPO, it is typical for employee-owned companies to establish two classes of voting stock, which enables the employee owners to maintain voting control of the company.
The new common stock issued to the public will have one vote per share and the new class A preferred stock issued to Old SAIC stockholders will have 10 votes per share.

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Q40. What must I do to get my new class A preferred stock?

A. Your shares of Old SAIC common stock will be converted into the right to receive new class A preferred stock pursuant to the merger.

•      If you or a trust for your benefit hold your shares directly in a book-entry account, they will be converted automatically and you will receive a statement for the shares of new class A preferred stock you own following the merger. You can confirm that your account is in book-entry form from the first page of your Stock Summary Statement (mailed to you quarterly) or from your online stock summary report (available to employees via our intranet website, ISSAIC).

•      If you or a trust for your benefit hold your shares directly and they are represented by certificates, we will send you a letter shortly after the merger explaining how you can surrender your certificates and receive your new class A preferred stock. The special dividend cannot be paid to you or your trust until your certificates have been surrendered. You should not send us your certificates at this time.

•	If you hold shares in one of our employee benefit plans, the plan will handle conversion of the shares without any action by you.

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Q41. What will happen to our right of first refusal and right to repurchase your stock?

A. When we are a publicly traded company, you will not be required to offer your shares to us before you can sell them to third parties. In addition, after September 1, 2005 we will suspend repurchasing shares upon termination of affiliation pending completion of the merger, except for repurchasing shares of Old SAIC common stock transferred to a charity prior to October 25, 2005.

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Q42. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

A. Nothing. Currently, your shares are subject to our right of first refusal and right to repurchase if your affiliation as an employee, director or consultant is terminated. Following the merger, we will no longer have these rights. You may continue to hold your shares indefinitely, regardless of your employment status or affiliation with us.

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Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

A. Currently, your shares are subject to our right of first refusal and right to repurchase. After the merger, your shares will no longer be subject to these rights. You will be able to continue to hold new class A preferred stock indefinitely.

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Transfer Restrictions

Q44. Will I be able to sell or transfer my new class A preferred stock immediately?

A. No. To facilitate our IPO, New SAIC’s restated certificate of incorporation will restrict you from selling or transferring new class A preferred stock to anyone other than “permitted transferees” for certain periods of time. These restrictions will expire:

•      on April 1, 2006 for series A-1 preferred stock

•      180 days after our IPO for series A-2 preferred stock

•      270 days after our IPO for series A-3 preferred stock

•      360 days after our IPO for series A-4 preferred stock

If, during the restriction period, you transfer your new class A preferred stock to a “permitted transferee,” the transferee will receive the new class A preferred stock subject to the same restrictions. After the expiration of these restriction periods, you also will be able to sell your shares in the public market. If, after the expiration of the applicable restriction period, you transfer your new class A preferred stock to anyone other than a “permitted transferee,” your shares will convert automatically into new common stock, so that the transferees or buyers will acquire only new common stock.

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Q45. Who is a “permitted transferee”?

A. Permitted transferees generally include:

•      members of your immediate family

•      trusts for the sole benefit of you or members of your immediate family

•      your estate

•      a financial institution to which you pledge your shares as collateral

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Q46. Why will the sale of my stock be restricted?

A. It is common practice to impose transfer restrictions on existing shares in connection with an IPO. The transfer restrictions will permit some period of trading of the new common stock to take place in the market without the potential introduction of a significant number of additional shares, which could negatively affect the price. These restrictions are intended to promote an orderly trading market for our new common stock for a period following the commencement of trading. We have staggered the expiration of the transfer restrictions so that all existing shares do not become freely tradable at the same time. The first restriction period will end on April 1, 2006 to provide stockholders with some liquidity to pay taxes.

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Q47. What additional transfer restrictions apply to our directors and executive officers?

A. In addition to the general transfer restrictions, shares of new class A preferred stock received in connection with the merger by our directors and executive officers, and shares of new common stock received by them on conversion of the new class A preferred stock, may not be sold, transferred or otherwise disposed of unless:

•      made in conformity with the requirements of Rule 145(d) under the Securities Act of 1933, as amended, or the Securities Act

•      made pursuant to an effective registration statement under the Securities Act

•      otherwise exempt from registration under the Securities Act

In addition, in connection with the IPO, our directors and executive officers will enter into lock-up agreements with the underwriters of the IPO. Under these agreements, these directors and executive officers may not, during the period ending 180 days after the IPO, directly or indirectly sell or dispose of their capital stock without the prior written consent of Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.

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Q48. Will I be permitted to enter into a hedging transaction to avoid the risk of my new class A preferred stock?

A. No. You will be prohibited from buying a “put” option, selling a “call” option, selling short or entering into any other hedging or insurance transaction relating to your new class A preferred stock during the applicable restriction periods.

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Stock Transactions

Q49. Can I buy or sell shares in the limited market before the completion of the IPO?

A. We anticipate that the September limited market trade date will be rescheduled for October and will be the last one prior to the IPO. Since the December trade date will not take place, you should assess your future financial needs prior to the rescheduled trade date. If you later have unexpected qualifying financial needs, you may be eligible to sell your shares to us pursuant to our Financial Hardship Policy as described on ISSAIC.

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Q50. Will Bull, Inc. continue to maintain a limited market after the IPO?

A. No. Bull, Inc. was established specifically to administer our limited market trades. As such, we anticipate Bull Inc. will cease to operate after October. After the IPO, subject to the restriction periods set forth above, you will be able to sell shares in the public market.

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Q51. After the IPO, how can I sell my shares of new class A preferred stock? What will be the price?

A. If you wish to sell your shares of new class A preferred stock after the restriction periods expire, they will be converted into new common stock when you sell them in the public market. You will not have to do anything more to effect the conversion. When you sell, you will receive the prevailing market price for your shares.

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Q52. Will I be able to buy more shares in the public market?

A. Yes. You will be able to buy shares of our new common stock in the public market at prevailing prices after the IPO. Because you will buy additional shares only in the public market, you will no longer be required to obtain other approval for stock purchases.

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New SAIC’s Charter Documents

Q53. How will New SAIC’s restated certificate of incorporation be different from our current certificate of incorporation?

A: A. New SAIC’s restated certificate of incorporation will:

•	replace the current class A and class B common stock with a single new class A preferred stock that will be entitled to 10 votes per share and is comprised of four series to implement the transfer restrictions
•	authorize a new common stock that will have the same economic rights as the new class A preferred stock, but will be entitled to one vote per share
•	eliminate the requirement that you must offer your shares to us for purchase before you can sell them to third parties
•	eliminate our right to repurchase your shares on termination of affiliation
•	add provisions that restrict the transferability of the new class A preferred stock for a period of time
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Q54. How will New SAIC’s restated bylaws be different from our current bylaws? A. There are no material changes in New SAIC’s restated bylaws from our current bylaws. Top of Page

Rescheduling of Limited Market Trade
Q55. When will the next limited market trade take place? Did we change any of our normal stock trade procedures?

A. We have decided to delay the limited market trade scheduled for September until October. The important dates for the rescheduled limited market trade are:

Trade Event	New Date

Limit Order Cycle Opens	September 23, 2005
Date of Record	September 30, 2005
Limit Order Deadline	October 6, 2005
Stock Pricing Date	October 7, 2005
Trade Modification Deadline	October 14, 2005
Trade Settlement Date	October 19, 2005

We do not anticipate any changes to our stock trade procedures. Please consult the Employee Owner’s Network “Learn About Stock Ownership” page on ISSAIC at https://issaic.saic.com/eon/stock/ to learn more about how to submit a trade purchase or sale request, or contact Bull, Inc. at (800) 785-7764.

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Q56. When will the next retirement plans transactions take place? Did we change any of our normal procedures for retirement plans transactions?

A. We also have decided to delay the retirement plans transactions scheduled for September until October 14, 2005. All requests for distributions from our retirement plans must be received by Vanguard no later than September 30, 2005. If you elect to exchange out of the Exchangeable Company Stock Funds, however, you must request that exchange by 1:00 PM Pacific Time, on October 11, 2005.

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Q57. Will we conduct a limited market trade in December? Do we plan to conduct any more limited market trades before the IPO?

A. If the merger and the IPO proceed as planned, we will not conduct a limited market trade in December, and we do not expect to conduct any more limited market trades after the October limited market trade.

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Q58. Why did we decide to delay the limited market trade scheduled for September?

A. Given the significance of the merger and the IPO to you, our senior management and board of directors determined that it is in our stockholders’ best interests to have additional time to consider how the merger and the IPO may affect your investment in SAIC. We encourage you to assess your future financial needs taking into account factors associated with the merger and the IPO that may be relevant to you, including:

•      the strong probability that there will be no further limited market trades before the IPO

•      the proposed timing of the merger and the IPO

•      the uncertainty concerning the actual date of the merger and the IPO

•      the special dividend

•      the transfer restriction periods that will be imposed on the new class A preferred stock.

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Q59. Why do we plan to cancel the limited market trade scheduled for December?

A. We intend to cancel the December limited market trade if the merger and the IPO proceed as planned because we do not believe it will be administratively feasible to conduct the limited market trade in December and complete the proposed IPO planned for early next year. Transition of the stock transfer agent function to an independent third party requires substantial lead time.

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Q60. I planned to use funds from selling stock in the September limited market trade for an extraordinary financial commitment. What should I do if I can’t wait until the October limited market trade for the funds?

A. If the delayed limited market trade imposes an extraordinary financial hardship on you, we, in our discretion, may repurchase all or part of your shares directly from you prior to the October limited market trade date. The price will be $41.80 per share of class A common stock (the price set by our board of directors at its meeting on June 10, 2005), reduced by a one percent (1%) commission that Bull, Inc. would have charged if the sale were processed using the paper method in a limited market trade. You will be required to establish that you would have used the funds you planned to receive from the sale of stock in the September limited market trade to satisfy a pre-existing and extraordinary financial commitment (e.g., purchase of a home) that was required to be paid before the October limited market trade date. If you believe your circumstances qualify as an extraordinary financial hardship, please consult the Financial Hardship Policy page found on ISSAIC at https://issaic.saic.com/eon/stock/hardship.html for the eligibility requirements and procedures to request a stock sale outside the October limited market trade, or call SAIC Stock Programs at (800) 785-7764.

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Q61. How will the merger and the IPO impact pending offers to receive options matched to shares purchased in the limited market?

A. We anticipate the October limited market trade will be the last one prior to our IPO. As a result, this limited market trade will be your last opportunity to purchase shares in order to receive matching options.

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Q62. When was the deadline for requesting authorization to purchase more than $20,000 in the October limited market trade?

A. The deadline for requesting authorization to purchase more than $20,000 in the October limited market trade expired on August 12, 2005. The deadline will not be re-established.

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Employee Benefits

Overview of Employee Benefits

Q63. Will the merger or the IPO impact vesting schedules for my outstanding stock and options?

A. No. The existing vesting schedules for your outstanding stock and options will not change.

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Q64. Will the special dividend be paid on unvested shares?

A. Yes. The special dividend will be paid on all shares of new class A preferred stock, including all shares held in our retirement plans, regardless of whether the shares are vested or unvested. The special dividend will be 100% vested.

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Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?

A. We will continue to award shares under the 1984 Bonus Compensation Plan through the closing date of the merger. If our stockholders approve the 2006 Equity Incentive Plan at our special meeting of stockholders, we anticipate that we will issue awards of new class A preferred stock under this plan following the merger and the IPO. The 2006 Equity Incentive Plan will offer comparable features as the 1984 Bonus Compensation Plan, but affords us increased flexibility to grant awards to our employees.

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Q66. Will we continue to grant options under the 1999 Stock Incentive Plan?

A. We will continue to grant options under the 1999 Stock Incentive Plan through the closing date of the merger. After the merger and IPO, we anticipate that we will issue options to purchase new class A preferred stock under the 2006 Equity Incentive Plan, which we have asked our stockholders to consider and approve at the special meeting of stockholders. The 2006 Equity Incentive Plan will offer comparable features as the 1999 Stock Incentive Plan, but affords us increased flexibility to grant awards to our employees.

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Q67. Will we continue to offer matching option programs after the merger and the IPO? A. No. After the merger and the IPO, we do not intend to offer matching option programs.

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Q68. Can our retirement plans buy or sell stock before the IPO?

A. Although we anticipate that the rescheduled October limited market trade will be the last one prior to the IPO, we intend to allow participants in our retirement plans to conduct stock fund transactions as permitted under those plans in December as previously scheduled.

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Q69. After the merger, can I use my new class A preferred stock to pay the tax withholding related to any stock bonus I receive?

A. Yes. After the merger, we will conduct private transactions to allow you to use your new class A preferred stock to pay the tax withholding related to any stock bonus you receive.

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Q70. After the merger, can I use my new class A preferred stock to pay the exercise price and tax withholding due when I exercise my stock options?

A. Yes. After the merger, we will conduct private transactions to allow you to use your new class A preferred stock to pay the option exercise price and related tax withholding.

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Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights?

A. See the Pre-IPO and Post-IPO Comparison of Stockholder Rights and Employee Benefits Top of Page

Valuation and Stock Pricing

Q72. When and how will we determine the price for the class A common stock for the October limited market trade?

A. We anticipate that our board of directors will meet on October 7, 2005 to establish the price of the class A common stock for the October limited market trade. In making its determination, our board of directors will consider valuation input from our independent appraiser in the same manner and utilizing the same process and procedures it customarily has used for our past limited market trades.

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Q73. When and how will we determine the price for the class A common stock for pre-IPO transactions with SAIC retirement plans in December?

A. We anticipate that our board of directors will meet in December, 2005 to establish the price of the class A common stock for purchase and sale transactions with our retirement plans before the IPO. In making its determination, the board of directors will consider valuation input from our independent appraiser in the same manner and utilizing the same process and procedures it customarily has used for our past limited market trades.

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Q74. After the IPO, how will we determine the price for the new class A preferred stock?

A. While the public market will determine the price for the sale of new common stock after the IPO, we anticipate that our board of directors will be responsible for establishing the value of new class A preferred stock for all retirement plan purchase and sale transactions, 2006 Employee Stock Purchase Plan stock purchases, the vesting of bonus stock awards and employee stock option exercises. The precise methodology our board will use in determining the value of our new class A preferred stock after the IPO has not yet been determined; however, we anticipate that after the IPO, the public market price for our new common stock will be the predominant factor in determining the value of our new class A preferred stock, and that our Board also may consider such factors as applicable sale restrictions and the new class A preferred stock voting rights.

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The Special Dividend

Q75. How will the special dividend affect the value of my stock?

A. When a company makes a special one-time dividend to its stockholders, in theory (disregarding other events which may affect financial markets), its stock price should decline by the amount of the special dividend. We anticipate the stock price of our new class A preferred stock, and the new common stock we sell in the IPO, will take into account the special dividend.

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Q76. How will the special dividend affect my outstanding stock options?

A. The special dividend will not be paid on options that are not exercised on or before the record date established for the special dividend. Our stock option plans, however, provide that unexercised stock options will be adjusted to preserve their pre-special dividend value. As a result,

•      If you exercise your options on or before the record date for the special dividend, the shares of class A common stock you acquire will be converted in the merger into the right to receive shares of new class A preferred stock, and you will receive the special dividend on those shares.

•      If you do not exercise your options until after the record date for the special dividend, the exercise price of your options will be adjusted downward, and the number of shares exercisable under the option will be adjusted upwards, to assure that the underlying value of your options reflect the special dividend. Your adjusted options will be vested and unvested in the same proportion as the pre-adjusted options.

Adjustment Formula

Stock options, from an economic perspective, derive their economic value based upon the current price of the stock, the exercise price of the option, expiration date, the volatility of the underlying stock, interest rates, and other factors. We intend to determine the appropriate adjustment to your options using a formula derived from a widely-accepted financial model.

Example

An example of this formula appears below. In this example, the following assumptions are made: (1) the option exercise price is $31.44; (2) the stock price is $41.80; (3) the employee holds options to purchase 100 shares of class A common stock; (4) each share of class A common stock will be converted into the right to receive two shares of new class A Preferred Stock in the merger; and (5) the amount of the dividend is $4.00 per share of new class A preferred stock. There are two ways to view the value of these options. Under a widely-recognized financial model, the options in this example have an economic value of $13.22 per share. Another way of looking at your options is that each option is currently $10.36 in-the-money, the value you would receive if you exercise your options today. In either event, the special dividend would reduce that value because the stock price would be expected to decline following the special dividend. Consequently, the company is taking steps designed to assure that option holders maintain the same value both before and after special dividend, by reducing the exercise price and increasing the number of options.

In this example, after the adjustments the employee will have options to purchase 247.3 shares of new class A preferred stock, each with an exercise price of $12.71, resulting in the same potential value to the employee as before the one-time special dividend payment.

Stock price[1]			$41.80
Stock price after merger			$20.90
Special dividend amount paid		-$	4.00

Stock price post-dividend		=$	16.90
Adjustment ratio for merger =	$41.80		=2.0

	$20.90

Adjustment ratio for dividend =	$20.90		=1.237

	$20.90 - $4.00

	Today		Split adjustment		Dividend adjustment		After distribution
Option impact	Number of options[2]	100	x adjustment	2.0	x adjustment	1.237	= New number of options	247.3
	Exercise price[2]	$31.44	÷ adjustment	2.0	÷ adjustment	1.237	= New exercise price	$12.71
Economic value impact	Economic value[3] per option	$13.22					Economic value[3] per option	$5.34
	Number of options	100					Number of options	247.3

	Total economic value	$1,322					Total economic value	$1,322
In-the-money amount impact	Stock price	$41.80					Stock price	$16.90
	Exercise price	$31.44					Exercise price	$12.71

	In the $ amount	$10.36					In the $ amount	$4.19
	Number of options	100					Number of options	247.3

	Total in-the-$ amount	$1,036					Total in-the-$ amount	$1,036

[1] This example uses the current stock price for illustrative purposes.

[2] This example uses 100 options and the weighted average exercise price from the 10-Q filed for the quarterly period ended April 30, 2005 for illustrative purposes.

[3] The economic value using Black-Scholes method for option pricing, a widely-accepted method for valuing options, assuming 2 years to expiration and 20% volatility.

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Q77. What will happen to my unexercised stock options if my employment or affiliation terminates?

A. After the merger and the IPO, the terms and provisions of your existing stock option agreements will continue to apply, including your rights upon termination of employment or affiliation.

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Q78. Will the merger or the IPO change how I exercise my stock options?

A. No. Neither the merger nor the IPO will change the process for exercising your options. In connection with the IPO, however, we may outsource administration of our stock option plans, which might result in some administrative changes to the exercise process. We will provide advanced notice to you on changes to the option exercise process.

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Q79. How will I know the stock price of the class A common stock if I decide to exercise my options before the merger and the IPO?

A. Consistent with our past practices, our board of directors will establish the stock price for the class A common stock in Old SAIC for the rescheduled October limited market trade and again in December 2005. The prices established in October and December will govern all transaction between us, our employees and the retirement plans, including charitable donations and the exercise of options, until after the IPO.

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Q80. What transfer restrictions will apply to the new class A preferred stock I acquire if I exercise my stock options after the merger and the IPO?

A. The transfer restrictions that apply to your new class A preferred stock will depend on when you exercise your options. All shares you acquire when you exercise options will be allocated among four series of new class A preferred stock (10% to Series A-1 preferred stock, 30% to Series A-2 preferred stock, 30% to Series A-3 preferred stock and 30% to Series A-4 preferred stock). These shares will be subject to transfer restrictions that expire:

•      on April 1, 2006 for series A-1 preferred stock

•      180 days after our IPO for series A-2 preferred stock

•      270 days after our IPO for series A-3 preferred stock

•      360 days after our IPO for series A-4 preferred stock

For example, if you exercise your options 200 days after the IPO, the series A-1 and A-2 preferred stock you receive will be unrestricted, but sale of the series A-3 and A-4 preferred stock you receive will be restricted until the applicable restriction periods expire (i.e., 270 and 360 days after the IPO, respectively) . If you exercise your options more than 360 days after the IPO, none of the shares of new class A preferred stock you receive will be subject to transfer restrictions.

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Q81. Will the transfer restrictions prevent SAIC from continuing its Financial Hardship Policy?

A. No. The sale transfer restrictions do not apply to private transactions. We intend to continue our Financial Hardship Policy described on ISSAIC at https://issaic.saic.com/eon/stock/hardship.html after the merger and the IPO.

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Q82. Now that I’ve been advised of the merger and the IPO, can I change my mind and unwind a previous option exercise? Can I cancel a current option exercise transaction if it hasn’t been processed yet?

A. No. After you have commenced the option exercise process, we cannot reverse your option exercise decision even if we have not yet completed the transaction or the underlying option would not have expired.

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Employee Stock Purchase Plan (ESPP)

Q83. How will the merger and the IPO impact the 2004 ESPP?

A. We have asked our stockholders to consider and vote to approve a new 2006 ESPP at the special meeting of stockholders. If approved by our stockholders, the new 2006 ESPP will replace the current 2004 ESPP, and participants in the 2004 ESPP will become participants in the 2006 ESPP without any action required by them. We anticipate that the last opportunity to purchase shares of class A common stock under the 2004 ESPP will occur in December, at a price to be determined by our board of directors shortly before such purchase. The price will be determined in December in the same manner and using the same methodologies which our board of directors customarily has used to establish the stock price for limited market trades.

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Q84. What will happen to funds accumulated in the 2004 ESPP after the last purchase under the plan?

A. Assuming we complete the merger and the IPO and our stockholders approve the 2006 ESPP, any funds accumulated in the 2004 ESPP after the last purchase of shares of class A common stock in December will be transferred from your current ESPP account into your account under the 2006 ESPP. Those funds will later be used to purchase shares of new class A preferred stock under the 2006 ESPP.

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Q85. What will be the purchase price of the new class A preferred stock under the 2006 ESPP?

A. We have not yet determined the purchase price for the new class A preferred stock under the 2006 ESPP, but we anticipate that the discount available under the 2006 ESPP will be within a 5% to 15% range, comparable to discounts utilized in employee stock purchase plans maintained by other companies in our industry.

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The Employee Stock Retirement Plan (ESRP)

Q86. Will we continue to make annual contributions to the ESRP after the merger and the IPO?

A. At this time, we intend to continue making contributions to the ESRP after the merger and the IPO. We will invest our contribution to the ESRP in the Non-Exchangeable Company Stock Fund.

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Q87. How will the special dividend be treated under the ESRP?

A. The special dividend will be paid on each share of new class A preferred stock held in the ESRP Company Stock Purchase Fund and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. We intend to seek IRS guidance concerning the tax treatment of the special dividend payable to our qualified plans. Until we obtain IRS guidance, the plan trustee will hold the special dividend in the ESRP’s Vanguard Prime Money Market Fund.

•      If we obtain favorable IRS guidance on our proposed treatment of the special dividend, we intend to give each participant in the ESRP an election to instruct the plan trustee either to distribute the special dividend proceeds in cash or to invest the proceeds into the ESRP’s Exchangeable Company Stock Fund. If the IRS approves our proposed treatment of the special dividend and you request a cash distribution, you will receive it as soon as administratively possible. If, however, you elect to reinvest the special dividend in the ESRP’s Exchangeable Company Stock Fund, your pro rata share of the special dividend will be invested in units of the ESRP’s Exchangeable Company Stock Fund at the next scheduled stock purchase date.

•      If we do not obtain favorable IRS guidance on our proposed treatment of the special dividend, you will not be offered this election, and your pro rata share of the special dividend will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate the dividend into alternative investment options as offered under the ESRP.

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Q88. Will transfer restrictions on the new class A preferred stock prohibit me from diversifying my ESRP account after the merger and the IPO?

A. No. During the transfer restriction periods, we intend to conduct private purchases outside the public market at customary times to facilitate diversification transactions currently allowed under the ESRP. We anticipate that our board of directors will establish a value for the new series A preferred stock held by the ESRP for purposes of completing these periodic purchases.

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Q89. When can you diversify non-exchangeable stock in the ESRP? As a result of the merger and the IPO, are we considering any changes to our policies concerning the exchangeability of SAIC stock held in the Non-Exchangeable Company Stock Fund?

A. You can diversify your non-exchangeable stock fund in the ESRP when you attain the age of 55 years and have 10 or more years of service with SAIC. At this time, we do not contemplate any changes to the rules governing the exchangeability of stock under the ESRP. Our Retirement Plans Committee is responsible for reviewing the diversification polices applicable to the ESRP, and will recommend changes, if any, after completion of the merger and the IPO.

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Q90. Can I still take an in-kind distribution from the ESRP? Will the distribution be in new class A preferred stock?

A. After the merger and the IPO, in-kind distributions from the ESRP will be made in shares of new class A preferred stock, which you can sell to us in the next periodic transaction between the plans and us or in the public market after the applicable transfer restriction periods expire.

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Q91. If I have taken a distribution of shares from the ESRP and those shares are eligible for the “put” option under the ESRP (i.e., the right to require us to repurchase those shares), will we repurchase these shares?

A. Yes. The plan rules will continue to govern. However, after the transfer restriction periods expire, you may sell shares distributed from the ESRP into the public market.

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Q92. Can I still request loans, hardship withdrawals or distributions from the ESRP before the merger and the IPO?

A. Yes. You will be able to manage your accounts in the same manner as you do now based on the ESRP’s provisions for loans, withdrawals and distributions.

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The SAIC 401(k) Plan

Q93. Will we continue matching and profit sharing contributions to the SAIC 401(k) plan?

A. At this time, we intend to continue our current practice of matching and profit sharing contributions after the merger and the IPO. We will invest 50% of our matching contributions in the Non-Exchangeable Company Stock Fund and 50% according to your deferral elections. We will invest all of our profit sharing contribution to the SAIC 401(k) plan according to your deferral elections.

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Q94. How will the SAIC 401(k) plan treat the special dividend?

A. The special dividend will be paid on each share of new class A preferred stock held in the SAIC 401(k) plan and treated in exactly the same manner as the special dividend payment to the ESRP discussed above. The special dividend will be paid on each share held in the SAIC 401(k) plan’s Company Stock Purchase Fund and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. We intend to seek IRS guidance concerning the tax treatment of the special dividend payable to our qualified plans. Until we obtain

IRS guidance, the plan trustee will hold the special dividend in the SAIC 401(k) plan’s Vanguard Prime Money Market Fund.

•      If we receive favorable IRS guidance on our proposed treatment of the special dividend, we intend to give each participant in the SAIC 401(k) plan an election to instruct the plan trustee either to distribute the special dividend proceeds in cash or to reinvest the proceeds into the SAIC 401(k) plan’s Exchangeable Company Stock Fund. If the IRS approves our proposed treatment of the dividend and you request a cash distribution, you will receive it as soon as administratively possible. If, however, you elect to reinvest the special dividend in the Exchangeable Company Stock Fund, your pro rata share of the special dividend will be invested in units of the Exchangeable Company Stock Fund at the next scheduled stock purchase date.

•      If we do not receive favorable IRS guidance on our proposed treatment of the special dividend, you will not be offered this election, and your pro rata share of the special dividend will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate the special dividend into alternative investment options as permitted under the SAIC 401(k) plan.

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Q95. Will the transfer restrictions on the new class A preferred stock prohibit me from reallocating investments in my SAIC 401(k) plan account after the merger and the IPO?

A. No. During the transfer restriction periods, we intend to conduct private purchases outside the public market at customary times to facilitate diversification transactions currently allowed under the SAIC 401(k) plan. We anticipate that our board of directors will establish a value for the series A preferred stock held by the SAIC 401(k) plan for purposes of completing these periodic purchases.

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Q96. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

A. At this time, we do not contemplate any changes to the rules governing the exchangeability of stock under the SAIC 401(k) plan. Our Retirement Plans Committee is responsible for reviewing the exchangeability polices applicable to the SAIC 401(k) plan, and will recommend changes, if any, after the merger and the IPO.

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Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?

A. Yes. You will be able to manage your accounts in the same manner as you do now based on the SAIC 401(k) plan’s provisions for loans, withdrawals and distributions.

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The AMSEC 401(k) Plan

Q98. Will AMSEC continue matching contributions to the AMSEC 401(k) plan after the merger and the IPO?

A. At this time, we intend to allow AMSEC to continue its current practice of matching contributions after the merger and the IPO, making contributions to the AMSEC 401(k) plan based on your deferral election.

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Q99. How will the AMSEC 401(k) plan treat the special dividend?

A. The special dividend will be paid on each share of new class A preferred stock held in the AMSEC 401(k) plan and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. Your special dividend proceeds will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate your special dividend proceeds into alternative investment options as permitted under the AMSEC 401(k) plan.

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Q100. Will the transfer restrictions on the new class A preferred stock prohibit me from exchanging funds in my AMSEC 401(k) Exchangeable Company Stock Fund after the IPO?

A. No. During the sale transfer restriction periods, we intend to conduct regularly scheduled private purchases outside the public market to facilitate diversification transactions currently allowed under the AMSEC 401(k) plan. We anticipate that our board of directors will establish a value for the new series A preferred stock held by the AMSEC 401(k) plan for purposes completing these periodic purchases.

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Q101. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

A. At this time, we do not contemplate any changes to the rules governing the exchangeability of stock under the AMSEC 401(k) plan. The SAIC Retirement Plan

Committee is responsible for reviewing the exchangeability polices applicable to company stock in the AMSEC 401(k) plan and, in cooperation with the AMSEC 401(k) plan administrator, will recommend changes, if any, after the merger and the IPO.

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Q102. Can I still request loans, hardship withdrawals or distributions from the AMSEC 401(k) plan before the merger and the IPO? What about during the transfer restrictions on the new class A preferred stock?

A. Yes. You will be able to manage your accounts in the same manner as you do now based on the AMSEC 401(k) plan’s provisions for loans, withdrawals and distributions.

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The Telcordia 401(k) Plan

Q103. How will the special dividend impact the Telcordia 401(k) plan?

A. The special dividend will be paid on each share held in the Telcordia 401(k) plan. The Telcordia 401(k) plan administrator will determine, in its discretion, how to treat the special dividend.

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The Non-Qualified Stock Deferral Programs Q104. How will the special dividend impact the stock deferral plans?

A. The special dividend will be paid on each share of new class A preferred stock held in the rabbi trusts established for the Management Stock Compensation Plan (MSCP), the Stock Compensation Plan (SCP) and the Key Executive Stock Deferral Plan (KESDP). The special dividend will be 100% vested. We have not yet determined how the non-qualified stock deferral plans will treat the special dividend, but participants in the plans will receive the benefit of the special dividend, either in cash or in additional units in their accounts.

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Pending Repurchase Transactions

Q105. If my affiliation with SAIC terminated earlier this year, and you’ve repurchased some but not all of my shares, will you repurchase my remaining shares?

A. No. After August 31, 2005, we do not intend to exercise our right to repurchase your shares of Old SAIC common stock upon termination of affiliation. If our Stock Programs Department does not send you a notice of our intent to repurchase your shares by that date, your shares will not be repurchased. If you have recently terminated your affiliation and wish to confirm whether or not we intend to repurchase your shares, please contact the Stock Programs Department at (800) 785-7764. You may either offer your shares for sale in the rescheduled October limited market trade or continue to hold them.

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Q106. If my affiliation with SAIC has terminated or is terminating, how will I know if you will repurchase my stock?

A. After August 31, 2005, we do not intend to exercise our right to repurchase your shares of class A or class B common stock in Old SAIC upon termination of affiliation. If our Stock Programs Department does not send you a notice of our intent to repurchase your shares by that date, your shares will not be repurchased. If we have not exercised this right, you may either offer your shares for sale in the rescheduled October limited market trade or continue to hold them.

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Administration Matters

Q107. Will SAIC continue to act as its own transfer agent?

A. No. In connection with the merger and the IPO, we intend to transfer many functions associated with administering our stock programs, including the transfer agent function, to a third party provider.

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Q108. Should I convert my certificate-bearing account to book-entry form before the merger and the IPO?

A. Yes. We encourage you to convert your certificate-bearing account to book-entry form now in order to facilitate future stock transactions. You can confirm that your account is in book-entry form by looking at the first page of the Stock Summary Statement you receive each quarter or by looking at your online stock summary report available to employees via ISSAIC.

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Q109. Will I need to open an account at a new brokerage firm after the merger and the IPO? A. Yes. We anticipate the limited market trade rescheduled for October will be the last one prior to our

IPO. Bull, Inc. will not conduct trades in our stock after the IPO. As a result, you will need to establish an account with a new brokerage firm to buy or sell shares after the IPO. Top of Page

Q110. Will I need to pay a commission for stock transactions after the merger and the IPO?

A. You will not pay a commission on stock transactions directly with us (e.g., exchange of stock to satisfy the exercise price and tax withholding when you exercise options). However, you may be charged a fee if you sell shares us under our Financial Hardship Policy. In addition, when you buy or sell shares in the public market after the IPO, you will pay the fees established by your broker.

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Q111. Will I still have an opportunity to transfer my shares of class A or class B common stock as part of my charitable giving and estate planning prior to the merger and the IPO?

A. Transfers of stock require prior approval under our stock transfer policies. For administrative reasons, we have set a deadline of October 24, 2005 to submit a request to transfer your stock. We will not approve transfer requests submitted after this date. SAIC intends to exercise its right to repurchase any shares transferred as of October 24, 2005 on or before October 31, 2005.

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Q112. How will the merger and the IPO affect me if I previously pledged my shares of class A or class B common stock to collateralize a loan?

A. It is important for you to review your loan documents, including any pledge or stock restriction agreements, for any impact the merger or the IPO may have on your loan. It is likely that you are required to notify your lender of the pending merger and the IPO, and it is possible your lender can accelerate your loan as a result. Therefore, you should consult with your lender as soon as possible.

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Q113. What happens if you have an outstanding loan under our stock purchase loan program?

A. The merger and the IPO will not affect your stock purchase loan. The existing terms and conditions of your agreement will remain in place.

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Q114. How do I determine the tax basis of my shares of class A and class B common stock of Old SAIC?

A. You should refer to your own records or consult your personal financial advisor. Our Stock Programs Department may be able to provide information to assist you with this determination, but you or your financial adviser are responsible for determining the tax basis in your shares.

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Q115. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?

A. Yes. We will maintain stock records for the time periods required by record retention laws.

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Q116. Will there be anyone at SAIC who is available to talk to me or my financial advisor about how the merger and the IPO will impact my existing stock and option holdings?

A. Yes. We have established the SAIC Capital Restructuring and Initial Public Offering call center at (866) 676-4357 or (703) 676-6200. You may contact the call center between 8:00 a.m. and 8:00 p.m. (Eastern time) if you have questions about the merger, the IPO or how these transactions may affect your stock and option holdings. We also plan to offer you assistance by our Human Resources Department, Stock Programs Department and Retirement Plans Department. Please understand, however, that we cannot provide you with financial advice, and because we are pursuing an IPO, we are limited by federal securities laws from discussing or providing you with certain information. Any comment about the IPO outside of the contents of our legal filings—even internally—is generally prohibited. The federal securities laws also restrict our general communications about our business and prospects.

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Q117. After the merger and the IPO, will I or my financial advisor be able to speak with someone at SAIC about my directly held stock?

A. We intend that our Stock Programs Department will still be available to assist you after the merger and the IPO. However, please note that in connection with the IPO, we intend to transfer most of the administrative functions related to our stock programs to an outside administrator.

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Q118. Will you need to sign replacement stock option or stock restriction agreements as a result of the merger and the IPO? A. No. Your existing agreements will remain in place. Top of Page
Q119. Will we make commemorative stock certificates available to our stockholders before or after the IPO? A. No. We do not intend to create or distribute commemorative stock certificates.

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

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SAIC Capital Restructuring & Initial Public Offering (IPO)
SAIC Capital Restructuring & IPO
Bottom of Form Navigate This Site Letter from Ken Dahlberg Press Release SEC Filings Questions & Answers Submit a Question Who to Contact/Resources

Submit a Question

The Questions and Answers section provides detailed information on many of the most commonly asked questions regarding the merger and IPO. If you have a question that is not answered on that page, please use the form below to submit your question.

Because we are in the quiet period, we won’t be responding to emails individually. However, your questions are important to us. All questions submitted will be reviewed carefully, and in our future filings we may provide additional responses to frequently asked questions.

If you need immediate assistance, please call one of the hotlines listed below:

SAIC Capital Restructuring & IPO Call Center: 1-866-676-4357

Employee Owner Relations: 1-800-303-5471

Stock Programs/Bull, Inc.: 1-800-785-7764

SAIC Retirement Programs: 1-800-441-6926

Trade Date Information Comparison of Benefits Questions/Feedback See the Who to Contact/Resources page for contact information and hotline listings.	Submit Your Question First Name: Last Name: Employee #: Email: Phone: Subject: ☐ General Question ☐ Retirement Program Question ☐ Stock Program Question Question: Submit

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SAIC Capital Restructuring & Initial Public Offering (IPO)
SAIC Capital Restructuring & IPO > Submit a Question
Bottom of Form Navigate This Site Letter from Ken Dahlberg Press Release SEC Filings Questions & Answers Submit a Question Who to Contact/Resources

Thank You

Thank you for submitting your question.

Because we are in the quiet period, we won’t be responding to emails individually. However, your questions are important to us. All questions submitted will be reviewed carefully, and in our future filings we may provide additional responses to frequently asked questions.

If you need immediate assistance, please call one of the hotlines listed below:

SAIC Capital Restructuring & IPO Call Center: 1-866-676-4357

Employee Owner Relations: 1-800-303-5471

Stock Programs/Bull, Inc.: 1-800-785-7764

SAIC Retirement Programs: 1-800-441-6926

Trade Date Information Comparison of Benefits
Questions/Feedback See the Who to Contact/Resources page for contact information and hotline listings.

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SAIC Capital Restructuring & Initial Public Offering (IPO)
SAIC Capital Restructuring & IPO
Bottom of Form Navigate This Site Letter from Ken Dahlberg Press Release SEC Filings Questions & Answers Submit a Question Who to Contact/Resources

Who to Contact/Resources

SAIC has several information resources to help employees and stockholders understand the capital restructuring and IPO, and the effect on the Company, stock and retirement programs, stock system and culture. We encourage you to access these resources to learn more and to get your questions answered. Thank you.

•      SAIC Capital Restructuring & IPO Call Center and Web Sites

•      Employee Owner Relations

•      Stock Programs/Bull, Inc.

•      SAIC Retirement Programs

•      SAIC Stock Deferral Plans

•      Stock Price Information Hotline

Trade Date Information Comparison of Benefits Questions/Feedback See the Who to Contact/Resources page for contact information and hotline listings.

SAIC Capital Restructuring & IPO Call Center and Web Sites

Phone: 1-866-676-4357

Or 1-703-676-6200 (for NCR or International Callers only)
Hours: 5 a.m. to 5 p.m. PT /8 a.m. to 8 p.m. ET, Monday thru Friday (excluding holidays)

The SAIC Capital Restructuring and IPO Web Site has been created on both the employee Intranet, ISSAIC (https://issaic.saic.com/saic-ipo) and the public site, SAIC.COM (http://www.saic.com/saic-ipo). The same information is available on both websites.

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Employee Owner Relations

Phone: 1-800-303-5471 with 24 hour message line

Hours: 10 a.m. to 5 p.m. PT /1 p.m. to 8 p.m ET on Thursday, September 1, 2005 Only

8 a.m. to 5 p.m. PT /11 a.m. to 8 p.m ET, Monday thru Friday (excluding holidays)

Email: EON@saic.com

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Stock Programs/ Bull, Inc

Phone: 1-800-785-7764 or 1-858-826-4703 with 24 hour message line

Hours: 10 a.m. to 5 p.m. PT /1 p.m. to 8 p.m ET on Thursday, September 1, 2005 Only

8 a.m. to 5 p.m. PT /11 a.m. to 8 p.m ET, Monday thru Friday (excluding holidays)

Email: programs_stock@saic.com

View Your Total Stock Summary Statement under Stock Tools on ISSAIC.

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SAIC Retirement Programs

Phone: 1-800-441-6926 with 24 hour message line

Hours: 10 a.m. to 5 p.m. PT /1 p.m. to 8 p.m ET on Thursday, September 1, 2005 Only

8 a.m. to 5 p.m. PT /11 a.m. to 8 p.m ET, Monday thru Friday (excluding holidays)

Email: retirement.programs@saic.com

Address: Retirement Plan Administrator

10260 Campus Point Drive, MS F-2

San Diego, CA 92121

View Your Retirement Plans Summary on www.vanguard.com

If you are unable review your retirement account balances by going on line at www.vanguard.com, you can speak with a Vanguard phone representative about your account balance by calling (800) 523-1188 to speak with a representative.

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SAIC Stock Deferral Plans

•      Key Executive Stock Deferral Plan

•      Stock Compensation Plan (rabbi trust plan)

•      Management Stock Compensation Plan (rabbi trust plan)

Phone: 1-800-441-6926 with 24 hour message line

Hours: 10 a.m. to 5 p.m. PT /1 p.m. to 8 p.m ET on Thursday, September 1, 2005 Only

8 a.m. to 5 p.m. PT /11 a.m. to 8 p.m ET, Monday thru Friday (excluding holidays)

Email: retirement.programs@saic.com

Retirement Plan Administrator

10260 Campus Point Drive, MS F-2

San Diego, CA 92121

To view your account balances, please go to www.plandestination.com

If you are unable to view your account balance, please contact Retirement Programs.

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Stock Price Information Hotline 1-888-245-0104 or 1-858-826-4710 24 hour pre-recorded information line Stock Price and Upcoming Trade Schedule

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SAIC Capital Restructuring & Initial Public Offering (IPO)
SAIC Capital Restructuring & IPO
Bottom of Form Navigate This Site Letter from Ken Dahlberg Press Release SEC Filings Questions & Answers Submit a Question Who to Contact/Resources

September 1, 2005

Stock Pricing & October Trade Schedule

The limited market trade scheduled for September has been moved to October 2005. SAIC’s proposed capital restructuring (merger) and initial public offering (IPO) are significant transactions with important consequences for participants in the limited market. SAIC’s senior management and board of directors determined that it is in the stockholders’ best interests to have additional time to consider how the merger and IPO may affect their investment in SAIC and assess their future financial needs taking into account factors that may be relevant, including the strong probability that there will be no further limited market trades before the IPO, the proposed timing of the merger and the IPO, the uncertainty concerning the actual date of the merger and IPO, the special dividend and the transfer restriction periods after the IPO. As a result, the board of Bull, Inc. has delayed the stock trade scheduled for September by three weeks.

Trade Date Information Comparison of Benefits

The following table sets forth the revised trade schedule and key dates and provides important information to consider in determining whether to participate in the rescheduled limited market trade.

Calendar for the Rescheduled October Limited Market Trade

	Date	Trade Cycle Event	Activity
Questions/Feedback See the Who to Contact/Resources page for contact information and hotline listings.	September 23	Limit Order Cycle Opens (1)	Bull, Inc., SAIC’s SEC & NASD registered broker-dealer, begins accepting limit orders for the rescheduled October trade.
	September 30	Date of Record	The date that determines the shares that are eligible for sale in the October trade. Vested shares acquired by this date are eligible for sale.
	October 6	Limit Order Deadline	The limit order process requires that those who want to buy or sell stock submit a limit order (2) by the deadline of 5 pm PT on the day BEFORE the stock price is established by the Board.

October 7	Stock Pricing Date	The Board of Directors of SAIC establishes the stock price for the October trade.

October 14	Trade Modification Deadline	Changes (electronic submissions only) or cancellations to initial buy/sell orders must be submitted by 5 pm PT.

October 19	Trade Settlement Date	Trade completed – proceeds and confirmations released.

Important Information Concerning the Rescheduled October Limited Market Trade

•      If the merger and the IPO proceed as planned, we do not expect to conduct any more limited market trades after the rescheduled October trade and we expect to cancel the December limited market trade.

•      The stock price for the October trade will be determined in the same manner and using the same process as used for past limited market trades. The Stock Policy Committee of SAIC’s Board of Directors will consider the valuation input from SAIC’s independent appraiser and make a recommendation on the price of the class A common stock to the SAIC Board of Directors. The Board of Directors will establish the price for the stock in the October trade.

•	Employees continue to be pre-approved for a minimum purchase of $500 up to a maximum purchase of $20,000 for the October trade. The deadline for requesting authorization to purchase more than $20,000 in the October trade expired on August 12, 2005.
•	The October trade will be your last opportunity to participate in the First Time Buyers Program (FTBP) and to be recommended to receive two matching options for each whole share purchased between a minimum purchase of $500 and a maximum purchase of $2,000.
•	Only those shares acquired by the September 30th Date of Record(3) will be eligible for sale in the October trade.
•

If rescheduling the trade to October will impose an extraordinary financial hardship on you, SAIC, in its discretion, may repurchase all or part of your shares directly from you, outside of and prior to the October trade. For more information, please consult the Financial Hardship Policy page on ISSAIC at https://issaic.saic.com/eon/stock/ hardship.html or contact Stock Programs at the contact information provided below.

Exchanges or Distributions from the SAIC, AMSEC and Telcordia Retirement Plans
Note the cutoff for exchanges from the Exchangeable Company Stock Fund is October 11,
2005 on or before 1:00 PM PT. If you are requesting a distribution from the plans, which includes distributions of balances in your Company Stock Funds, all paperwork must be received by Vanguard on or before September 30, 2005.

RESOURCES FOR YOU
For more information on the October trade, buying or selling your stock, the date of record, or financial hardship sales:
•	Bull, Inc./Stock Programs
	o	800-785-7764 or 858-826-4703, 8 AM - 5 PM PT with 24 hour message line
	o	Email: programs_stock@saic.com
•	Retirement Programs
	o	800-441-6926, 8 AM - 5 PM PT with 24 hour message line
	o	Email: retirement.programs@saic.com
•	Employee Owners Network
	o	800-303-5471, 8 AM - 5 PM PT with 24 hour message line
	o	Email: EON@saic.com

1.	Notification that limit orders are being accepted is provided to employees via I-News,
EON Now, Stock News and EON NewsFlash email and to non-employees through the external portal. The Stock Tools system is enabled to accept online limit orders when the limit order cycle opens.
2.	A limit order indicates a participant’s willingness to buy or sell at a specific price or better. In our stock system, a limit order is similar to a hotel reservation. You need to submit your buy or sell limit order prior to the stock price being established to ‘reserve’
your ability to participate in the upcoming trade.
3.	The Date of Record is the date that determines which shares are eligible for sale in the limited market trade.
Forward-looking Statements
This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

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SAIC Capital Restructuring & Initial Public Offering (IPO)

SAIC Capital Restructuring & IPO

Bottom of Form	Pre-IPO and Post-IPO Comparison of Stockholder Rights and Employee Benefits
Navigate This Site Letter from Ken Dahlberg Press Release SEC Filings Questions & Answers Submit a Question Who to Contact/Resources Trade Date Information Comparison of Benefits

The following summary is qualified in its entirety by the specific provisions of our employee benefit plans and retirement plans, our stock programs policies and procedures, our certificate of incorporation and our other governing instruments. In addition, we are reviewing many of our employee benefit plans and retirement programs to take into account the merger and the IPO. We intend to make such changes as we deem appropriate to assist with our transformation to a company with a publicly traded security.

	Stock Programs and Provisions	Before Merger and IPO	After Merger and IPO	Description of Change
	Stock Bonus Awards	Awards of class A common stock (1 vote per share) issued pursuant to 1984 Bonus Compensation Plan	Awards of new class A preferred stock (10 votes per share) issued pursuant to 2006 Equity Incentive Plan	No significant change, except post-IPO bonus award shares carry 10 votes per share.

Questions/Feedback	Stock Options	Options to purchase class A common stock granted under 1999 Equity Incentive Plan	Options to purchase new class A preferred stock granted under 2006 Equity Incentive Plan	• Before the merger and the IPO, all unexercised options adjusted to reflect value of special dividend

• After the merger and the IPO, all shares issued upon option exercise carry 10 votes per share

See the Who to Contact/Resources page for contact information and hotline listings.	Option Exercise Process	“Stock for Stock” exchange to pay exercise price and “Stock for Tax” to pay tax withholding on options granted under 1999 Equity Incentive Plan	• “Stock for Stock” exchange to pay exercise price and “Stock for Tax” to pay tax withholding under 1999 Equity Incentive Plan • “Net Exercise” feature for options issued under 2006 Equity Incentive Plan	New flexibility for options issued under 2006 Equity Incentive Plan

	Vesting Schedule for Stock and Option Awards	20%, 20%, 20%, 40% over four years	20%, 20%, 20%, 40% over four years	No change

	Valuation	Before Merger and IPO	After Merger and IPO	Description of Change

	Pricing for Stock Trades	Periodic valuation of class A common stock by board of directors with assistance of independent appraiser	Public market price for sales of new class A preferred upon conversion into shares of new common stock	Market price for common stock instead of periodic valuations

	Pricing for Plan Transactions (e.g., exchanges to and from SAIC Stock Funds in retirement plans; SAIC purchases from retirement plans in private transactions; ESPP purchases)	Periodic valuation of class A common stock by board of directors with assistance of independent appraiser	TBD: The board of directors will be responsible for establishing a valuation for the new class A preferred stock, which is expected to be predominantly based on the public market price for the new common stock, subject to possible adjustments for transfer restrictions and/or voting rights	Valuation primarily based on public market price rather than on appraised value

	Valuation for Exercise of Options and Vesting of Stock Bonus Awards	Periodic valuation of class A common stock by board of directors with assistance of independent appraiser	TBD: The board of directors will be responsible for establishing a valuation for the new class A preferred stock, which is expected	Valuation primarily based on public market price rather than on appraised value to be predominantly based on the public market price for the new common stock, subject to possible adjustments for transfer restrictions and/or voting rights

Liquidity Features	Before Merger and IPO	After Merger and IPO	Description of Change

Transfer Restrictions	SAIC has right of repurchase and right of first refusal on class A common stock

Transfer restrictions expire periodically after the IPO:

• 4/1/06 (series A-1 preferred stock)

• 180 days (series A-2 preferred stock)

• 270 days (series A-3 preferred stock)

• 360 days (series A-4 preferred)

Shares of new class A preferred stock may be converted to new common stock and sold in public market after transfer restrictions expire

Exceptions to Right of Repurchase and Right of First Refusal	• Former employee program • Alumni program • Telcordia divestiture program	Not applicable	Stockholders may hold shares indefinitely after affiliation with SAIC terminates

Stock Trading	Limited market trades facilitated by Bull, Inc. four times annually	Public market for new common stock	Greater liquidity upon expiration of transfer restrictions

Employee Purchase Incentives	• First time buyers program • Various matching option programs	TBD	Employees may purchase shares in public market

Permitted Transfers	Transfers permitted to family members, trusts, charities, etc, all subject to SAIC’s rights and restrictions	• During transfer restriction periods, transfers only to parties permitted by certificate of incorporation • After expiration of transfer restriction periods, shares transferable	All restrictions lapse after 360 days and shares become freely transferable

Employee Stock Retirement Plan	Before Merger and IPO	After Merger and IPO	Description of Change

Contributions	Discretionary contributions determined by SAIC board of directors and invested in Non-Exchangeable Company Stock Fund holding class A common stock	• Discretionary contributions determined by SAIC board of directors and invested in Non-Exchangeable Company Stock Fund holding new class A preferred stock	No practical change, except participants will receive special dividend in cash or participant accounts will reflect equivalent value

• Special dividend either reinvested in participant accounts or, if permitted by IRS, distributed to participants in cash

Diversification of Non-Exchangeable Company Stock Fund	At age 55 and after 10 or more years of service, sales from Non-Exchangeable Company Stock Fund to SAIC concurrent with limited market trades	At age 55 and after 10 or more years of service, either: • through periodic private sales to SAIC; or • through public market sales after expiration of transfer restriction periods.	No practical change, except greater liquidity after transfer restrictions lapse

In-Kind Distributions	• In kind distributions of class A common stock available to terminated participants at age 59.5 • In service in-kind distributions of class A common stock available on or after age 62	• In kind distributions of new class A preferred stock available to terminated participants at age 59.5 • In service in-kind distributions of new class A preferred stock available on or after age 62	No change

Put Option	Participant whose affiliation with SAIC terminates and who takes in-kind distributions can require SAIC to repurchase class A common stock during two 60 day windows	TBD: Participant whose affiliation with SAIC terminates and who takes in-kind distributions will either maintain pre-IPO “put option” or sell into the public market	No practical change, except greater liquidity after transfer restrictions lapse

SAIC 401(k) Plan	Before Merger and IPO	After Merger and IPO	Description of Change

Matching Contributions

SAIC matches 50% of the first 6% of employee deferrals:

• 50% of matching contribution invested in Non-Exchangeable Company Stock Fund

• 50% of matching contribution invested according to employee deferral elections

SAIC matches 50% of the first 6% of employee deferrals:

• 50% of matching contribution invested in Non-Exchangeable Company Stock Fund

• 50% of matching contribution invested according to employee deferral election

No practical change, except participants will receive special dividend in cash or participant accounts will reflect equivalent value

• Special dividend either re-invested in participant accounts or, if permitted by IRS, distributed to participants in cash

Profit Sharing Contributions (Discretionary - determined by SAIC board of directors)	Invested according to participant deferral elections	• Invested according to participant deferral elections • Special dividend either re-invested in participant accounts or, if permitted by IRS, distributed to participants in cash	No practical change, except participants will receive special dividend in cash or participant accounts will reflect equivalent value

Reallocation of Non-Exchangeable Company Stock Fund	No reallocation of stock in Non-Exchangeable Company Stock Fund	No reallocation of stock in Non-Exchangeable Company Stock Fund	No change

Reallocation of Exchangeable Company Stock Fund	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures concurrent with limited market trades	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures at regularly scheduled times	No practical change

AMSEC 401(k) Plan	Before Merger and IPO	After Merger and IPO	Description of Change

Matching Contributions	• 50% of matching contribution invested in Non-Exchangeable Company Stock Fund • 50% of matching contribution invested according to employee deferral elections

• 50% of matching contribution invested in Non-Exchangeable Company Stock Fund

• 50% or matching contribution invested according to employee deferral election

• Special dividend either re-invested in participant accounts or, if permitted by IRS, distributed to participants in cash

No practical change, except participants will receive special dividend in cash or participant accounts will reflect equivalent value

Reallocation of Non-Exchangeable Company Stock Fund	No reallocation of stock in Non-Exchangeable Company Stock Fund	No reallocation of stock in Non-Exchangeable Company Stock Fund	No change

Reallocation of Exchangeable Company Stock Fund	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures concurrent with limited market trades	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures at regularly scheduled times	No change

Non-Qualified Deferral Plans	Before Merger and IPO	After Merger and IPO	Description of Change

Management Stock Compensation Plan (MSCP) (a/k/a “rabbi trust” plan)	SAIC stock unit-based plan for key executives funded by the “rabbi trust”	• SAIC stock unit-based plan for key executives funded by the “rabbi trust” • Participants will receive the special dividend in cash or equivalent value	No practical change, except participants will receive special dividend in cash or participant accounts will reflect equivalent value

Stock Compensation Plan (SCP) (a/k/a “rabbi trust” plan)	SAIC stock unit-based plan for high potential employees funded by the “rabbi trust”	• SAIC stock unit-based plan for high potential employees funded by the “rabbi trust” • Participants will receive the special dividend in cash or equivalent value	No practical change, except participants will receive special dividend in cash or participant accounts will reflect equivalent value

Key Executive Stock Deferral Plan (KESDP)	Deferred compensation plans for key executives funded by “rabbi trust”	• Deferred compensation plans for key executives funded by the “rabbi trust” • Participants will receive the special dividend in cash or equivalent value	No practical change, except participants will receive special dividend in cash or participant accounts will reflect equivalent value

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications

International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

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